Exhibit 99.1

Consolidated Financial Statements

LUNA GOLD CORP.

An Exploration Stage Company

(Expressed in United States dollars)

Years ended December 31, 2006, 2005 and 2004

Period from January 20, 2003 (inception of new business)

to December 31, 2006

AUDITORS’ REPORT

To the Shareholders of

Luna Gold Corp.

We have audited the accompanying consolidated balance sheets of Luna Gold Corp. (the “Company”) as of December 31, 2006, and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in accordance with accounting principles generally accepted in the US.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at December 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated March, 30, 2006.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

April 19, 2007

LUNA GOLD CORP.

An Exploration Stage Company

Consolidated Balance Sheets

(Expressed in United States dollars)

	December 31, 2006	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$17,576	$878,477
Short term investments	59,539	--
Amounts receivable (Note 11)	6,621	55,382
Prepaid expenses	--	27,060
Deposits	--	49,972
Total current assets	83,736	1,010,891

Deposits	10,775	--
Equipment (Note 5)	969	1,651

Total assets	$95,480	$1,012,542
Liabilities and Stockholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$111,642	$133,448
Payables to related parties	9,122	10,445
Total current liabilities	120,764	143,893

Stockholders’ equity (deficiency):
Common stock, no par value, unlimited authorized shares; issued 24,572,700 at December 31, 2006 and 24,572,700 at December 31, 2005 (Note 7)	7,423,654	7,423,654
Additional paid-in capital	787,081	658,368
Deficit before inception of new business (Note 2)	(4,796,115)	(4,796,115)
Deficit accumulated since inception of new business (Note 2)	(3,476,670)	(2,431,352)
Accumulated other comprehensive income: Cumulative translation adjustment	36,766	14,094
Total stockholders’ equity (deficiency)	(25,284)	868,649
Total liabilities and stockholders’ equity (deficiency)	$95,480	$1,012,542

Going Concern (Note 1)

Commitments (Note 6)

Subsequent events (Note 12)

 The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:
“Timothy Searcy”	“Marcel de Groot”
Timothy Searcy, Director	Marcel de Groot, Director

LUNA GOLD CORP.

An Exploration Stage Company

Consolidated Statements of Operations

(Expressed in United States dollars)

	Years ended December 31,			Period from January 20, 2003 (inception of new business) to December 31, 2006
	2006	2005	2004	(Unaudited)

Operating Expenses:
Depreciation and amortization	$1,030	$3,165	$1,125	$6,505
Equity in loss from operation of resource properties joint ventures	--	140,254	198,948	339,202
Exploration expense	336,311	251,840	366,084	1,227,577
General and administrative	155,079	133,673	99,817	473,820
Investor relations	--	4,348	21,448	26,423
Management fees to related parties (Note 8)	26,447	24,765	23,049	94,732
Professional fees	251,336	161,262	138,680	631,972
Stock-based compensation (Note 3(g))	128,713	--	--	128,713
Travel and conference	32,661	68,036	154,207	254,904
Wages and benefits	90,876	84,565	42,895	218,336
Write-off of amounts receivable (Note 11)	31,010	--	--	31,010
Expense recovery	(18,355)	--	--	(18,355)
Total Expenses	1,035,108	871,908	1,046,253	3,414,839

Loss from operations	(1,035,108)	(871,908)	(1,046,253)	(3,414,839)
Foreign exchange loss	(25,593)	(22,246)	(29,491)	(82,448)
Interest income	15,383	6,984	--	22,367
Interest expense	--	(1,750)	--	(1,750)
Net loss for the period	$(1,045,318)	$(888,920)	$(1,075,744)	$(3,476,670)

Loss per common share, basic and diluted	$(0.04)	$(0.04)	$(0.07)	$(0.19)

Weighted average number of common shares outstanding: basic and diluted	24,358,861	23.985,653	14,846,993	18,563,641

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.

An Exploration Stage Company

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in United States dollars)

	Common Shares		Additional Paid-In	Deficit accumulated Prior to Inception of New
	Shares	Amount	Capital	Business
December 31, 2003	12,441,948	$5,068,305	$182,746	$(4,796,115)

Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	96,250	24,063	--	--
Issuance of common stock on exercise of warrants on June 30, 2004	4,416,667	523,558	--	--
Issuance of common stock for exploration (August 8, 2004)	50,000	13,000	--	--
Balance, December 31, 2004	17,004,865	5,628,926	182,746	(4,796,115)

Issuance of common stock on January 19, 2005 private placement (Note 7(d))	7,567,835	1,794,728	475,622	--
Balance, December 31, 2005	24,572,700	7,423,654	658,368	(4,796,115)

Stock-based compensation (Note 3(g))	--	--	128,713	--
Balance, December 31, 2006	24,572,700	$7,423,654	$787,081	$(4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders’ Equity (Deficiency)	Comprehensive Income (loss)
Balance, December 31, 2003	$(466,688)	$(25,264)	$(37,016)	$(477,377)

Loss for the period	(1,075,744)	--	(1,075,744)	$(1,075,744)
Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	--	--	24,063	--
Issuance of common stock on exercise of warrants on June 30, 2004	--	--	523,558	--
Issuance of common stock for exploration (August 8, 2004)	--	--	13,000	--
Adjustment to cumulative translation account	--	(4,336)	(4,336)	(4,336)
Balance, December 31, 2004	(1,542,432)	(29,600)	(556,475)	$(1,080,080)

Loss for the period	(888,920)	--	(888,920)	$(888,920)
Issuance of common stock on January 19, 2005 private placement (Note 7(d))	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	(2,431,352)	14,094	868,649	$(845,226)

Loss for the period	(1,045,318)	--	(1,045,318)	(1,045,318)
Stock-based compensation (Note 3(g))	--	--	128,713	--
Adjustment to cumulative translation account	--	22,672	22,672	22,672
Balance, December 31, 2006	$(3,476,670)	$36,766	$(25,284)	$(1,022,646)

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.

An Exploration Stage Company

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Years ended December 31,			Period from January 20, 2003 (inception of new business) to December 31, 2006
	2006	2005	2004	(Unaudited)
Cash flow from operating activities:
Net loss	$(1,045,318)	$(888,920)	$(1,075,744)	$(3,476,670)

Items not affecting cash:
Depreciation and amortization	1,030	3,165	1,125	6,505
Issuance of shares for exploration	--	--	13,000	23,000
Stock-based compensation (Note 3(g))	128,713	--	--	128,713
Write-off of amounts receivable (Note 11)	31,010	--	--	31,010
Equity in loss from operations	--	140,254	198,948	339,202

Changes in operating assets and liabilities:
Amounts receivable (Note 11)	18,972	4,193	(9,516)	11,818
Prepaid expenses	27,744	4,328	5,484	26,050
Deposits	40,167	(47,979)	--	(7,812)
Accounts payable and accrued liabilities	(22,131)	45,888	43,477	63,163
Payables to related parties	(1,336)	(565,869)	530,305	(29,076)
Net cash used in operating activities	(821,149)	(1,304,940)	(292,921)	(2,884,097)

Cash flow from investing activities:
Purchase of short-term investments	(647,649)	--	--	(647,649)
Redemption of short-term investments	585,563	--	--	585,563
Purchase/disposal of equipment	(332)	--	(2,905)	(6,569)
Investment in resource properties joint ventures	--	62,991	(450,145)	(387,153)
Net cash provided by (used in) investing activities	(62,418)	62,991	(453,050)	(455,808)

Cash flow from financing activities:
Proceeds from issuance of shares for cash	--	648,656	547,621	3,285,342
Proceeds from subscriptions received in advance of share offering	--	--	1,639,065	--
Note payable	--	(49,613)	49,997	384
Net cash provided by financing activities	--	599,043	2,236,683	3,285,726

Increase (decrease) in cash and cash equivalents	(883,567)	(642,906)	1,490,712	(54,179)
Effect of exchange rate changes on foreign currency denominated cash balances	22,666	23,524	(4,336)	37,885
Cash and cash equivalents, beginning of period	878,477	1,497,859	11,483	33,870
Cash and cash equivalents, end of period	$17,576	$878,477	$1,497,859	$17,576
Supplemental disclosure:
Interest paid (received) net	$(15,383)	$(5,234)	$--	$(20,617)
Income taxes	--	--	--	--
Issuance for common stock for exploration	--	--	13,000	23,000
Subscriptions converted to common stock	--	1,639,065	--	--

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.

An Exploration Stage Company

Consolidated Notes to Financial Statements

(Expressed in United States dollars)

Year ended December 31, 2006, 2005 and 2004

Period from January 20, 2003 (inception of new business) to December 31, 2006

1.

Going Concern:

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Significant adjustments to the carrying amounts of the Company’s assets and liabilities may be required if this assumption is not valid and several adverse conditions and events cast substantial doubt upon this assumption.  The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self finance operations, has a shareholders’ deficit of $25,284 and will require additional debt or equity financing to provide working capital for operation in the future.  This debt or equity may not be available on reasonable terms or on any terms at all.  Subsequent to year end the Company completed a private placement (Note 12(b)).

2.

Nature of Operations:

The Company was incorporated on June 24, 1986 in British Columbia, Canada.  On July 14, 1999, the Company was continued into the State of Wyoming.  On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company’s focus was on the streaming-media business.  These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (Note 4).  As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements.

3.

Significant Accounting Policies:

(a)

Basis of presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

(b)

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (International) Corp. and Luna Gold (Brazil) Corp.  All significant inter-company transactions and balances have been eliminated.

(c)

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods.  Actual amounts may differ from these estimates.

3.

Significant Accounting Policies (Continued):

(d)

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

(e)

Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date.  Revenues and expenses are translated at the average rate for the period.  Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders’ equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(f)

Equipment:

Equipment is recorded at cost.  Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(g)

Stock options and stock-based compensation:

On January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.   Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award.  FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods.  Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility – 90%; risk-free interest rate – 5%; dividend yield – nil; term - five years.  The fair value of options granted in 2006 ranged from $0.14 to $0.30(2005 - $0.17; 2004 - $0.22).  As of December 31, 2006 the total stock-based compensation related to non-vested options was $221,358 which is to be recognized over the next three fiscal years.

If the fair-value method had been used, an additional expense of $8,318 would have been recognized for stock-based compensation for the year ended December 31, 2005 (2004 - $182,472), and $216,726 the period from inception of new business on January 20, 2003 to December 31, 2005. Pro forma basic and diluted loss per share would have been $0.04 and $0.15 respectively.

3.

Significant Accounting Policies (Continued):

(h)

Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods.  Excluded from the weighted average number of common shares are 213,839 common shares (2005 – 213,839; 2004 – 213,839) held in escrow that are to be released based on financial performance criteria (Note 7(a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period.  Excluded from the calculation of diluted loss per share are all outstanding stock options (2005 – 1,200,000; 2004 – 1,860,000).

(i)

Income taxes:

Income taxes are accounted for under the asset and liability method.  Current taxes are recognized for the estimated income taxes for the current period.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(j)

Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income.  When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.  After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

4.

Mining Property Interests

(a)

Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. (“Nassau”) an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, U.S.A.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the “Blue Mountain Project”).

4.

Mining Property Interests (Continued):

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the “TSX”) approved (the “Approval Date”) the Blue Mountain Project as a “qualifying property” (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Payment of $20,000 on August 8, 2005 (PAID);
(iv)	Payment of $30,000 on August 8, 2006 (PAID);
(v)	Payment of $40,000 on August 8, 2007;
(vi)	Payment of $100,000 on August 8, 2008; and
(vii)	Payment of $1,300,000 on August 8, 2009

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the “Royalty”) and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.  All payments are in U.S. dollars.

(b)

Red Rock (formerly LS Property)

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty.  The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and would, at the Company’s option, make further cash payments totalling $1,400,000 over a 15 year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
March 1, 2005	$15,000 (PAID)	$10,000 Completed
March 1, 2006	$25,000 (PAID)	$50,000 Completed
March 1, 2007	$35,000 (PAID)	$100,000 Completed
March 1, 2008	$50,000	$100,000
March 1, 2009	$60,000	$250,000
March 1, 2010	$60,000	$250,000
March 1, 2011	$70,000	$240,000
March 1, 2012	$70,000	$50,000
March 1, 2013	$80,000	$50,000
March 1, 2014	$90,000	$50,000
March 1, 2015	$100,000	$50,000
March 1, 2016	$100,000	$50,000
March 1, 2017	$100,000	$50,000
March 1, 2018	$100,000	$50,000
March 1, 2019	$440,000	$50,000
TOTAL	$1,400,000	$1,400,000

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. (“Centerra”), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada.  The formal agreement replaces a Letter of Intent completed in September 2005.

4.

Mining Property Interests (Continued):

Centerra has the right to earn a 60% interest in Luna’s leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005.  Centerra also expanded the land package by staking an additional 114 claims.  Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.  As of December 31, 2006, Centerra expenditures on the property total $714,889.

(c)

Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
January 31, 2007	$10,000 (PAID)	$25,000 Completed
January 31, 2008	$15,000	$50,000
January 31, 2009	$20,000	$100,000
January 31, 2010	$40,000	$125,000
January 31, 2011	$80,000	$200,000
January 31, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(d)

Stone Cabin Project

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
February 3, 2007	$10,000 (PAID)	$25,000 Completed
February 3, 2008	$15,000	$50,000
February 3, 2009	$20,000	$100,000
February 3, 2010	$40,000	$125,000
February 3, 2011	$80,000	$200,000
February 3, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

4.

Mining Property Interests (Continued):

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(e)

Anchor Project

On June 26, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Anchor Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
June 26, 2007	$10,000	$25,000
June 26, 2008	$15,000	$50,000
June 26, 2009	$20,000	$100,000
June 26, 2010	$40,000	$125,000
June 26, 2011	$80,000	$200,000
June 26, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(f)

Eureka Project

On July 4, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Eureka Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company’s option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
July 4, 2007	$10,000	$25,000
July 4, 2008	$15,000	$50,000
July 4, 2009	$20,000	$100,000
July 4, 2010	$40,000	$125,000
July 4, 2011	$80,000	$200,000
July 4, 2012	$830,000	$500,000
Total	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

5.

Equipment:

			2006	2005	2004
	Cost	Accumulated Amortization	Net book value	Net book value	Net book value
Computer hardware and software	$42,837	$41,868	$969	$1,651	$4,788

6.

Commitments:

The Company has entered into a 5 year lease with respect to office space.  Arrangement has been made for Pathway Capital Ltd. (Note 8(b)) to manage and act as the Company’s agent with respect to the lease.  The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis.  The balance of the lease obligation is as follows:

2007 2008 2009 2010 2011	C$25,430 C$25,430 C$25,430 C$25,430 C$21,195

7.

Stockholders’ Equity:

(a)

Escrowed stock:

At December 31, 2006, 213,839 (2005 – 213,839; 2004 – 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled.  Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company.  For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

(b)

Stock options:

A summary of the status of the Company’s stock options at December 31, 2006, 2005 and 2004 and changes during the periods ended on those dates are presented below:

	2006		2005		2004
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,200,000	$0.27	1,860,000	$0.28	810,000	$0.25
Granted	115,000	0.19	50,000	0.23	1,050,000	0.30
Granted	1,425,000	0.27	--	--	--	--
Granted	150,000	0.41	--	--	--	--
Expired/ cancelled	--	--	(185,000)	0.25	--	--
Expired/ cancelled	--	--	(525,000)	0.30	--	--
Outstanding, end of period	2,890,000	$0.27	1,200,000	$0.27	1,860,000	$0.28
Options exercisable	1,684,833	$0.27	1,132,500	$0.27	1,590,000	$0.28
Shares authorized for options	4,914,540		2,854,556		2,854,556

7.

Stockholders’ Equity (Continued):

The weighted average remaining contractual life of the options as of December 31, 2006 was 3.4 years (2005 - 3.1 years; 2004 – 4.1 years).  The weighted average remaining contractual life of options exercisable as of December 31, 2006 was 2.75 years (2005 – 3.07; 2004 – 3.93 years).

The following table summarizes information about stock options outstanding as of December 31, 2006:

Grant date	Expiry date	Exercise price	Number outstanding	Number vested	Number not vested
September 22, 2003 (1)	September 22, 2008	$0.25	625,000	625,000	--
June 7, 2004 (2)	June 7, 2009	$0.30	150,000	150,000	--
June 7, 2004 (3)	June 7, 2009	$0.30	150,000	150,000	--
June 30, 2004 (2)	June 30, 2009	$0.30	225,000	225,000	--
April 8, 2005 (4)	April 8, 2010	$0.23	50,000	50,000	--
February 2, 2006 (4)	February 2, 2011	C$0.22	115,000	69,000	46,000
May 15, 2006 (2)	May 15, 2011	C$0.30	775,000	258,333	516,667
May 15, 2006 (3)	May 15, 2011	C$0.30	350,000	87,500	262,500
May 15, 2006 (5)	May 15, 2011	C$0.30	250,000	50,000	200,000
May 15, 2006 (4)	May 15, 2011	C$0.30	50,000	20,000	30,000
August 24, 2006 (5)	August 24, 2011	C$0.45	150,000	--	150,000
			2,890,000	1,684,833	1,205,167

Vesting Terms:

(1) 20% every 3 months from date of grant

(2) 33% every 6 months from date of grant

(3) 25% every 6 months from date of grant

(4) 20% every 3 months from date of grant with final 20% vesting after 6 months

(5) 20% every 6 months from date of grant

(c)

Warrants:

As at December 31, 2006, 7,567,835 warrants were outstanding and expire on January 18, 2007.  Each warrant is convertible into one common share and is exercisable at $0.50.  The fair value attributable to the warrants was $475,622 and calculated using the Black-Scholes pricing model and the following factors: volatility – 90%; risk-free interest rate - 4%; dividend yield – nil; term – 2 years.

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity.  The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings.  A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change.  The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

(d)

Private Placement:

On January 19, 2005, the Company closed a private placement of 7,567,835 units at a price of $0.30 per unit for a total of $2,270,350. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of US$0.50 per share on or before January 18, 2007.  The shares, the warrants and any shares issued on exercise of the warrants were subject to a hold period which expired on May 19, 2005.

8.

Related Party Transactions:

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)

During the periods ended December 31, 2006, 2005 and 2004, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

2006 2005 2004	$27,000 $79,214 $137,400

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

(b)

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, C$2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2006, 2005 and 2004 were as follows:

2006 2005 2004	$26,448 $24,765 $23,049

In addition, Pathway charges the Company rent and other administrative services as follows:

2006 2005 2004	$95,681 $57,857 $3,857

The amounts charged by Pathway are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and Pathway.

9.

Income Taxes:

As at December 31, 2006, the Company had combined loss carry forwards in Canada and the United States of $4,362,639 that are available for offset against taxable income and which expire between 2009 and 2023.

	2006	2005	2004
Loss carry forwards, beginning of year	$3,503,667	$2,780,412	$1,934,232
Current year taxable losses	858,972	723,255	846,180
Loss carry forwards, end of year	$4,362,639	$3,503,667	$2,780,412

At the combined tax rate of 34%, the Company has a deferred tax asset of $1,483,297 which has been fully offset by a valuation allowance due to uncertainty of the losses utilization.  The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations.

10.

Financial Instruments and Risk Management:

(a)

Fair values:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their ability for prompt liquidation or short-term to maturity.  The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

10.

Financial Instruments and Risk Management (Continued):

(b)

Foreign currency risk:

Foreign currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates.  The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at December 31, 2006.

11.

Amounts Receivable:

Of the amounts receivable, $31,010 is held in a trust account in China. Due to foreign exchange controls of the People’s Republic of China, this amount may not be convertible into foreign currency and remitted abroad.  The full amount has been offset by a valuation allowance due to the uncertainty of the utilization of the receivable.

12.

Subsequent Events:

(a)

Acquisition of Aurizona Goldfields Corporation

On January 31, 2007, the Company acquired 100% of the issued shares of Aurizona Goldfields Corporation ("Aurizona") from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”) and Eldorado Gold Corporation.  Aurizona owns Mineracao Aurizona S.A ("MASA"), a company incorporated in Brazil. MASA's main asset is the 100% ownership of a gold project in Maranhao State, Brazil.

The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona.  The purchase price payable is as follows:

•

$500,000 to each party on January 31, 2007, with Eldorado receiving 3,000,000 common shares of the Company and Brascan receiving $670,000 on January 31, 2009;

•

$1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

•

$1,000,000 will be payable to each party on the first, second and third anniversary of the commencement of commercial production.

In addition the Company paid Brascan $263,287 for accrued operating expenses.  The Company will also be assuming a fine of approximately $1,200,000 payable to the Brazilian Departmento Nacional de Producao Mineral for past fees due relating to exploration rights.

(b)

Private Placement

Also, on January 31, 2007, the Company completed an 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923.  Each unit consists of one common share and one half of one share purchase warrant.  Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008.  The common shares issued are subject to a four month hold period expiring on May 31, 2007.

A cash finder’s fee in the aggregate of C$109,494 was paid and an aggregate of 275,080 agent’s warrants were issued to various parties for introducing investors to the Company.

(c)

Expiry of Warrants

On January 18, 2007, 7,567,835 warrants expired.  Each warrant was convertible into one common share and was exercisable at $0.50.

12.

Subsequent Events (Continued):

(d)

Stock Options Granted

On March 14, 2007 the Company granted 320,000 stock options.  Each option is exercisable into one common share at a price of C$0.50 and expire on March 14, 2012.

On April 13, 2007 the Company granted 200,000 stock options.  Each option is exercisable into one common share at a price of C$0.59 and expire on April 13, 2012.

On April 16, 2007 the Company granted 10,000 stock options.  Each option is exercisable into one common share at a price of C$0.68 and expire on April 16, 2012.

13.

Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.

14.

Recent U.S. Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN no. 48, “Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement no. 109” (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Company on January 1, 2007.  The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, “Fair Value Measurements” (“FAS 157”).  FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value.  Expanded disclosures about the use of fair value to measure assets and liabilities are also required.  FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis.  The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.